News Release 2003-18	August 18, 2003
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE BUILDS ITS TEAM

TO MANAGE ITS RAPID GROWTH IN GOLD PRODUCTION

DENVER, Colorado-August 18, 2003-Queenstake Resources Ltd. (TSX:QRL)  has promoted and hired new personnel to address the needs, challenges and opportunities created by the overnight growth experienced by the Company as a result of its recent acquisition of the Jerritt Canyon gold mine.  Queenstake’s President and Chief Executive Officer, Chris Davie, said, “On an annualized pro-forma basis we will produce over 300,000 ounces of gold in 2003 and this dramatic growth means we must have the right people in the right place at the right time”.

Dorian (Dusty) Nicol has been promoted from Vice President Exploration to Executive Vice President and Director of Exploration of Queenstake.  This appointment is in line with the duties and responsibilities he has assumed over an extended period.  Dusty will retain his responsibility for all exploration activities of Queenstake.

Queenstake has appointed John F. (Jack) Engele as Vice President Finance and Chief Financial Officer.  Jack has 17 years experience in gold mining as a financial executive with Vista Gold and Echo Bay Mines and has substantial experience in overseeing mine-site controllers with respect to operations analysis, management reporting, audit and accounting issues.  He has hands on experience with USA and Canadian compliance reporting, treasury responsibility, equity financing and tax and risk management functions.  He is an Honors graduate of Regis University, Denver with a Master’s of Business Administration degree in Finance and Accounting.

Colin F. Smith has joined Queenstake as Vice President of Operations.  Colin has over 40 years of mining, engineering and project management experience in diverse, international mining and construction projects.  He spent more than 10 years with each of Rio Tinto plc, Murray and Roberts Group of Johannesburg, Anglo American Corporation and as an independent consultant.  He is a graduate of the Royal School of Mines, London with a B.Sc. Degree in Mining Engineering.

At Jerritt Canyon, Nigel Bain has been promoted to General Manager.  Previously Underground Mine Manager, Nigel has been employed at Jerritt Canyon for more than seven years and was Development Manager for the start-up of the SSX and Smith mines. Prior to Jerritt Canyon, he was employed by and with increasing responsibility Echo Bay Mines, Nevada Goldfields and Newmont. He is a graduate of Otago University, Dunedin, New Zealand with a B.Sc. Degree with Honors in Mineral Technology.

Queenstake has engaged Dean T. (Ted) Wilton as District Exploration Manager based in Elko, Nevada. Ted has nearly 30 years of domestic and international mineral exploration experience, most recently as Chief Geologist/Technical Services Manager for Kinross Gold Corporation at Fairbanks Gold Mining, Inc.  Previously he was Vice President and Regional Geologist for Independence Mining and conducted an extensive exploration program at Jerritt Canyon that resulted in the discovery of four major gold deposits in the early 1990’s.  Before that, he had 15 years exploration experience with Freeport-McMoRan, Inc. He is a graduate of the New Mexico Institute of Mining and Technology with a B.Sc. Degree in Geology.

 John R. Haigh has joined Queenstake as Manager of Investor Relations.  John has more than four decades of experience in the mining industry.  For the past 17 years he has focused exclusively on working in the mining industry as an investor relations professional with, among others, Newmont Mining Corporation, Archangel Diamond Corporation and USMX Inc.  He is a graduate in geology from the University of Minnesota, a member of the National Investor Relations Institute and a Board member of the Denver Gold Group.

Queenstake has hired, for the Magistral Joint Venture, John E. Rice as General Manager of the Magistral Project in Sinaloa, Mexico.  John has 26 years experience in the mining industry, with 18 years of middle and senior management responsibility with gold mining operations.  He has 10 years experience with Pegasus Gold including General Manager, South American Operations based in Chile and General Manager of the Florida Canyon operation in Nevada.  John holds a Master of Science degree in Mining Engineering from the Mackay School of Mines and a B.Sc. degree in Geology from the University of California, Davis. He also holds a Master’s of Business Administration degree from the University of Phoenix, Reno, Nevada.

Doris Meyer will continue in her position as Corporate Secretary of the Company and passes on her responsibility as Chief Financial Officer to Jack Engele and her investor relation’s duties to John Haigh.

On August 13, 2003 Gordon Gutrath retired from the Board of Directors.  Gordon is the founder of the company and has been on the board at various times since the company’s inception more than 25 years ago.  Chris Davie and the rest of the Board thank Gordon for his many years of service and sound advice through the Company’s development.

Operation Update

At Jerritt Canyon, Queenstake’s flagship operation, production is on track to achieve a robust second month of production in August.  Each of the four mines has recently been producing unusually high-grade ore and production achieved to date has been well ahead of forecast levels for the month.

At Magistral, of which Queenstake is 42.5 percent owner and Manager, a disappointing second quarter has been followed by production interruptions due to the wet season.  Production in the second quarter was similar to that of the first quarter at 6,371 ounces of gold.  It had been anticipated that production would increase during this period.  The lack of increase in production was partly due to a shortage of ore caused by earlier  low availability of the equipment fleet and partly due to a slowing of the leach recoveries.  We are currently investigating the reason for the latter.

On August 7, 2003 the gold price averaged US$350 per ounce over the previous 120-day period and a US$600,000 note was triggered for payment to Campbell Resources Inc. by the Magistral Joint Venture.  The Joint Venture has looked to its partners, the Company and Midwest Mining, Inc. to assist it in paying the note, as operations at Magistral are not yet completely self-sustaining.  Subject to regulatory approval, Campbell has agreed to accept 1,000,000 common shares of Queenstake to satisfy US$300,000 of the note with the rest to be paid in cash.

For further information call:

John Haigh – 303-297-1557

email – info@queenstake.com    web – www.queenstake.com

Forward-Looking Statements

This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Suite 2940, 999 Eighteenth Street Denver, CO 80202 USA Telephone: (303) 297-1557 Facsimile: (303) 297-1587 www.queenstake.com info@queenstake.com